EXHIBIT 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Aebi Schmidt Holding AG (“us” or “Aebi Schmidt”) is organized as a Swiss stock corporation (Aktiengesellschaft), and our Common Shares are the only class of our securities registered under Section 12 of the Securities and Exchange Act of 1934. The following is a summary of the material terms contained in our articles of association (the “Articles”) and under Swiss law. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Articles or the applicable provisions of Swiss law, and are qualified in their entirety by reference to the full text of the Articles and the applicable provisions of Swiss law.
General
Issued Share Capital
Our issued share capital registered in the Commercial Register of the Canton of Thurgau, Switzerland (the “Thurgau Commercial Register”) is $79,300,000.00, divided into 79,300,000 registered shares with a nominal value (par value) of $1.00 each (the “Common Shares”). All of the outstanding Common Shares are validly issued and fully paid.
Capital Band
According to the Articles, our Board of Directors (the “Board”) is authorized to increase our share capital to a maximum of $116,299,384.00 and/or reduce it to a minimum of $62,080,000.00 without prior resolution of shareholders at a general meeting of shareholders. This capital band will expire on February 12, 2030, at which point a new capital band must be approved by shareholders before the Board may increase and/or reduce our share capital under a capital band.
In case of a capital increase, the Board determines the amount of share capital to be issued, the date of issue, the type of contributions, the conditions governing the exercise of subscription rights and the commencement of dividend entitlement.
In case of a capital reduction, the Board determines the number of Common Shares to be canceled and the use of the reduction amount.
Conditional Share Capital
The Articles also provide for a conditional share capital, whereby the share capital of Aebi Schmidt may be increased by up to $38,700,000.00 through the issuance of Common Shares upon the exercise of rights or entitlements to acquire Common Shares which are granted (i) to shareholders of Aebi Schmidt, (ii) to employees or members of the Board or other entities in which Aebi Schmidt has a direct or indirect stake of at least 50%, (iii) in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments of Aebi Schmidt or (iv) to any other persons (whether shareholders or third parties).
Preemptive Rights
Swiss law provides that any issuance of Common Shares, whether for cash or non-cash consideration, is subject to the prior approval of shareholders at a general meeting of shareholders. Shareholders are granted certain preemptive rights to subscribe for new issuances of shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount (par value) of shares held. Generally, a resolution adopted at a general meeting of shareholders by holders of two-thirds of the votes represented at the meeting is required to restrict or suspend preemptive rights.

According to the Articles, in certain circumstances including a capital increase under the capital band, the Board will be authorized to withdraw or limit the subscription rights of shareholders, in whole or in part, and to allocate subscription rights to individual shareholders, third parties or one of Aebi Schmidt’s controlled companies. Such circumstances include the use of the new shares (i) to acquire companies or parts thereof or to finance or refinance such transactions, (ii) for the conversion of loans or securities into shares, (iii) for the financing of new investment projects, (iv) to extend the shareholder base in connection with the listing of shares on a stock exchange, (v) for the issuance of shares in financing transactions in the international capital markets, (vi) for raising equity capital in a swift and flexible manner; (vii) for the participation of members of the Board, executive management, employees or other service providers; (viii) in connection with a shareholder, or a group of shareholders acting in concert, becoming a holder or holders directly or indirectly of shares in Aebi Schmidt in excess of 49% of the share capital registered in the Thurgau Commercial Register, without such person or persons having submitted to all other shareholders a takeover offer recommended by the Board, (ix) for the defense of an actual, threatened or potential takeover bid that the Board has not recommended or will not recommend; and (x) for certain other reasons in accordance with Swiss law.
In addition, preemptive rights of existing shareholders are excluded for capital increases out of conditional share capital as described above in the section “General – Conditional Share Capital.”
Form of Shares
Common Shares have a nominal amount (par value) of $1.00 each. Common Shares rank pari passu with each other in all respects, including entitlement to potential dividends, the right to share in the liquidation proceeds in case of liquidation of Aebi Schmidt and preemptive rights.
Common Shares are issued as uncertificated securities within the meaning of article 973c of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) (the “Swiss Code”). In accordance with article 973c of the Swiss Code, we maintain a register of uncertificated securities (Wertrechtebuch).
Transfer of Shares
Under Swiss law, any disposition of uncertificated shares (including any transfer of title or the creation of a usufruct or pledge) must be effected by way of a written declaration of assignment and requires, as a condition for its validity, notice to be given to Aebi Schmidt, for which Aebi Schmidt may prescribe the use of applicable forms. This will apply to Common Shares registered in the Share Register, and shareholders acquiring such Common Shares should use the forms provided by the Share Registrar.
Share Register and Registration Restrictions
Common Shares are in registered form (Namenaktien). Our share register (the “Share Register”) is maintained by Continental Stock Transfer & Trust Company, as share registrar (the “Share Registrar”), in which the owners, usufructuaries and nominees of Common Shares will be registered with name, first name, domicile, address and nationality (in case of legal entities the registered seat). Only those shareholders, usufructuaries or nominees directly registered in the Share Register will be recognized as Aebi Schmidt’s shareholders, usufructuaries or nominees. Voting rights may only be exercised by holders of Common Shares registered with voting rights in the Share Register. Acquirers of Common Shares from holders that are registered in the Share Register should file a registration form with the Share Registrar.
The Board may register nominees in the Share Register (including central securities depositaries such as DTC) with the right to vote if the nominee (i) has entered into an agreement with Aebi Schmidt concerning its status and (ii) is subject to the supervision of a recognized bank or financial market regulator. The Board may, in special cases, allow exemptions from the rules concerning nominees.
The Board may delete entries in the Share Register retroactively as of the date of the entry, if a registration has been made on the basis of false information. The Board may give the registered shareholder or nominee the opportunity to be heard in advance of such deletion, but in either case the Board must promptly inform the registered shareholder or nominee of any deletion.
Forms of Holding Common Shares
Common Shares may be held in the following forms:

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Common Shares held in the name of Cede & Co. Holders may hold their entitlements to Common Shares in uncertificated form through DTC (through custody accounts with custodian banks or brokers that are direct participants in DTC). Such shares will be held in the name of Cede & Co. on the books of the Share Registrar. Such holders’ entitlements to Common Shares will be recorded in the records of their custodian bank or broker. Such holders may effect the transfer of their entitlements to Common Shares through their custodian bank or broker and will receive written confirmations of any purchase or sales of Common Shares and any periodic account statements from such custodian bank or broker.

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Common Shares directly registered on the Share Register. Holders may directly hold their Common Shares in the form of uncertificated shares (Wertrechte) registered in the names of such holders in the Share Register. Holders will receive periodic account statements from the Share Registrar evidencing their holding of Common Shares. Through the Share Registrar and by observing the transfer requirements of Common Shares, holders may effect transfers of Common Shares to others, including to custodian banks or brokers that are participants in DTC.

Voting Rights and Voting Restrictions
Voting Rights
Each Common Share is entitled to one vote at general meetings of shareholders. However, voting rights may only be exercised by holders of Common Shares registered with voting rights in the Share Register on the record date for the relevant general meeting of shareholders and subject to the voting restrictions in the Articles. Holders of Common Shares held with a custodian bank or broker through DTC should contact their bank or broker for more information on how to exercise their voting rights.
Voting Restrictions
The Articles provide that no person may, directly or indirectly, formally, constructively or beneficially own or otherwise control voting rights with respect to 49% or more of Aebi Schmidt’s share capital (as registered in the Thurgau Commercial Register). If the Board refuses to register any person in the Share Register as a shareholder with voting rights on the grounds that such maximum voting limit would be exceeded, the Board will notify such person within 20 days of Aebi Schmidt’s receipt of their application to be recorded in the Share Register as a shareholder with voting rights, and such person will instead be entered into the Share Register as a shareholder without voting rights. If a shareholder is not registered with voting rights in the Share Register, such shareholder may not exercise voting rights in respect of their Common Shares or other related rights (such as requests for information at the general meeting of shareholders); however, such shareholder will continue to have the right to receive dividends and liquidation proceeds.
Legal entities linked to one another through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities bound by contract, forming a syndicate or otherwise acting in concert to circumvent this voting restriction shall be counted as one shareholder. The Board has the authority to interpret the respective provisions of the Articles and to determine the ownership of Common Shares by any person so as to fully implement such voting restriction.
This voting restriction does not apply to central securities depositaries such as DTC, and their nominees such as Cede & Co., except to the extent that the voting rights represented by Common Shares held in the name of a central securities depositary or its nominee are attributable to a beneficial owner who would, if such beneficial owner was directly registered in the Share Register, be subject to such restriction.
General Meetings of Shareholders
Convocation of General Meetings of Shareholders
Under Swiss law and the Articles, an annual general meeting of shareholders must be held within six months after the end of each fiscal year. Pursuant to the Articles, general meetings of shareholders are convened by the Board upon notice published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days before the date of the meeting. Holders of Common Shares that are registered in the Share Register may also be informed by regular mail to the address maintained in Share Register, by email or in other form that the Board deems appropriate.
Extraordinary general meetings of shareholders may be convened by the Board when required, upon request of the auditors or upon resolution of shareholders at a general meeting of shareholders. In addition, a general meeting of shareholders may be convened by one or several shareholders together representing at least 5% of the issued share capital or at least 5% of the Common Shares with voting rights. The applicable shareholders must convene such meeting in writing, stating any agenda items and proposals for such meeting, and, in the case of elections, the names of any proposed candidates. The Board must convene such meeting within 90 days.
Shareholders representing at least 0.5% of the issued share capital or of the voting rights may request that items be put on the agenda or that a proposal relating to an agenda item be included in the notice convening the general meeting of shareholders, provided the request is submitted to the Board at least 90 calendar days in advance of the relevant general meeting. According to the Articles, each request submitted by a shareholder for inclusion of an agenda item must be in written form and include with respect to each agenda item: (i) a brief description of the business desired to be brought before the general meeting and the reasons for conducting such business at the general meeting; (ii) the name and address, as they appear in the Share Register, of the shareholder(s) proposing such business; (iii) the number of Common Shares which are legally or beneficially owned by such shareholder, and the dates upon which the shareholder acquired such shares; and (iv) all other information required under the applicable laws, regulations and stock exchange rules. Nominations for the election of a member of the Board submitted by a shareholder shall be admitted if (i) the nominating shareholder provides certain specified information and information reasonably requested by Aebi Schmidt and (ii) the nominee completes written questionnaires and provides information for purposes of determining independence and his or her relationship (including financial arrangements) with the nominating shareholder.
No resolutions may be passed on motions concerning agenda items for which no proper notice was given, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special audit upon a shareholders’ request. No prior notice is required to submit motions relating to items already on the agenda and to discuss matters on which no resolution is to be taken.
The general meetings of shareholders will be chaired by the Chairperson, or in their absence, by the vice-chair or by another member of the Board as appointed by the Board.
The Articles allow the Board to decide that shareholders who cannot be present at the venue of the general meeting of shareholders may exercise their rights through electronic means. The Board may also order that the general meeting of shareholders be held electronically without a venue.
Powers of the General Meeting of Shareholders
The general meeting of shareholders is the supreme corporate body of a Swiss company. Under Swiss law and the Articles, shareholders (acting at a general meeting of shareholders) have the following inalienable powers:

•	amending the Articles;
•	resolving a merger or the dissolution of Aebi Schmidt;
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approving the annual management report prepared pursuant to Swiss law, the annual consolidated financial statements and the annual report regarding non-financial matters prepared pursuant to Swiss law;

•	approving Aebi Schmidt’s annual standalone financial statements prepared pursuant to Swiss law;
•	approving the use of the net income of Aebi Schmidt (as reported on the annual standalone financial statements prepared pursuant to Swiss law), including to declare dividends;
•	approving interim dividends and the interim financial statements required for such interim dividends;
•	resolving the repayment of Aebi Schmidt’s statutory capital reserves;
•	approving the compensation of the Board and the executive committee;
•	electing and removing members of the Board, the Chairperson, the members of the Compensation Committee, the auditors and the independent proxy;
•	granting discharge of liability to the members of the Board and management;
•	deciding on the delisting of Common Shares; and
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passing resolutions on all matters reserved to the general meeting of the shareholders by law or the Articles or which are submitted to the general meeting of shareholders by the Board (subject to the inalienable powers of the Board) or the auditors.

Quorum and Majority Requirements
The Articles prescribe that a quorum for the general meetings of shareholders requires at least one-third of Aebi Schmidt’s shares to be present (in person or represented by proxy).
Except where Swiss law or the Articles provide otherwise, the general meeting of shareholders passes its resolutions and performs elections, regardless of the number of shareholders present or the number of Common Shares represented, by a simple majority of the votes cast (whereby abstentions, broker non-votes, blank or invalid ballots are disregarded for purposes of establishing the majority). Resolutions are taken and elections conducted by electronic or written ballot or by a show of hands. The chair of the meeting decides on the voting procedure.
According to Swiss law, a resolution approved by holders of at least two-thirds of the votes represented at a general meeting of shareholders is required for: (i) the alteration of the purpose of Aebi Schmidt; (ii) a consolidation of shares, unless such consolidation requires the approval of all affected shareholders; (iii) a capital increase out of Aebi Schmidt’s equity, against contributions in kind or by way of set-off against a receivable and the grant of special rights; (iv) a restriction or suspension of subscription rights; (v) an introduction of conditional share capital or a capital band; (vi) an introduction of restrictions on the transfer of shares registered in Share Register and the removal of such restrictions; (vii) the creation of shares with privileged voting powers; (viii) a change of currency of the share capital; (ix) the introduction of the deciding vote for the Chairperson at the general meetings of shareholders;

(x) the introduction or removal of a provision in the Articles allowing to hold the general meetings abroad; (xi) the delisting of Common Shares; (xii) the change of location of the registered seat of Aebi Schmidt in Frauenfeld, Switzerland; (xiii) the inclusion of arbitration clauses in the Articles; (xiv) approval of a merger, demerger or conversion of Aebi Schmidt according to the Swiss Merger Act; and (xv) the dissolution of Aebi Schmidt. In addition, the Articles require a resolution approved by holders of at least two-thirds of the votes represented at a general meeting of shareholders for the change, amendment or removal of PCS’s nomination rights to the Board. Provisions of the Articles which require higher majorities for the passing of certain resolutions than provided by law can only be adopted and removed with that same majority.
Use of Proxies; Independent Proxy
Holders of Common Shares may be represented at a general meeting of shareholders by a legal representative, by a representative of their choice (by means of a written proxy) or by the independent proxy. An independent proxy is elected annually at a general meeting of shareholders, for a term of office lasting until completion of the next annual general meeting of shareholders. If Aebi Schmidt does not have an independent proxy, the Board shall appoint the independent proxy for the next general meeting of shareholders.
Swiss law prohibits the representation of shareholders by corporate officers or other company representatives, as well as the institutional representation of shareholders by custodians. The Swiss Code further provides that a company’s board of directors must ensure that shareholders are able to electronically grant proxies and instruct the independent proxy on both (i) the agenda items included in the invitation to the general meeting of shareholders and (ii) new motions which were not disclosed in the invitation to the general meeting of shareholders. The independent proxy is obliged to exercise the voting rights granted by shareholders only in accordance with shareholder instructions. The independent proxy must treat the shareholder instructions confidentially until the general meeting of shareholders, except that the independent proxy may, no earlier than three days before the general meeting of shareholders, report the instructions in aggregated form to the company.
Communications to and Inspection Rights of Shareholders
We will make official publications in the Swiss Official Gazette of Commerce (currently: https://www.shab.ch). The Board may specify additional means of publication.

Notices to shareholders may be made either by official publications or by regular mail or email to the addresses recorded in the Share Register, or in any other form the Board deems appropriate.
The annual report (including the management report, the consolidated annual financial statements and standalone annual financial statements prepared pursuant to Swiss law) and the auditor’s report, as well as the annual report regarding non-financial matters prepared pursuant to Swiss law, must be made available to shareholders at least 20 calendar days prior to the annual general meeting of shareholders.
Under Swiss law, a shareholder may also, upon request submitted to Aebi Schmidt, inspect the minutes of general meetings of shareholders. In addition, the resolutions and results of elections, including the numbers of votes (ratios), must be made available electronically to the shareholders within 15 days of the respective general meeting of shareholders. At general meetings, shareholders may further request information from the Board regarding the business and operations of the company and may request information from the company’s auditors regarding the performance and results of their examination of the company’s financial statements. Aebi Schmidt may refuse to provide certain requested information to a shareholder if, in its opinion, the disclosure of the requested information would reveal confidential business secrets or infringe other protected interests. Such refusal must be justified in writing.
Shareholders holding in aggregate at least 5% of the issued share capital or at least 5% of Common Shares with voting rights have the right to inspect, at any time, company ledgers and files. The Board needs to respond to such inspection request within four months after receipt of such request. Denial of the request needs to be justified in writing. In case an inspection or information request is denied by the Board, shareholders may, within 30 days after such denial, petition for a court to order an inspection or release of applicable information to the shareholder.
Shareholders’ Right to Bring Derivative Actions
Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, but for the benefit of the company, against the company’s directors, officers or liquidators, which seeks to recover any damages the company has suffered due to the intentional or negligent breach of their duties by such directors, officers or liquidators.
Dividends and Distributions
Under Swiss law, Aebi Schmidt may only pay dividends if (i) it has sufficient net income from the immediately preceding fiscal year, (ii) it has brought forward net income from prior fiscal years or (iii) it has otherwise freely distributable reserves, each as evidenced by its audited annual standalone financial statements prepared pursuant to Swiss law, after allocations of net income to statutory retained earnings as required by Swiss law and by the Articles.
Reserves are generally booked either as statutory retained earnings, voluntary retained earnings or statutory capital reserves (which include capital reserves from tax capital contributions). Swiss law requires that Aebi Schmidt books at least 5% of its net income in each year (as reported on the annual standalone financial statements prepared pursuant to Swiss law) as statutory retained earnings for so long as the statutory capital reserves and statutory retained earnings amount to less than 20% of the paid-in share capital registered in the Thurgau Commercial Register. Swiss law and the Articles permit Aebi Schmidt to book excess net income as voluntary retained earnings (i.e., to accrue additional freely distributable reserves).
A statutory net loss (as reported in the annual standalone financial statements prepared pursuant to Swiss law) in any fiscal year or loss carryover would reduce the amount of Aebi Schmidt’s freely distributable reserves. Furthermore, a purchase of Common Shares by Aebi Schmidt would reduce the amount of its freely distributable reserves in an amount corresponding to the purchase price of such repurchased Common Shares. Finally, Swiss law, under certain circumstances, requires the creation of revaluation reserves, which would further reduce Aebi Schmidt’s freely distributable reserves.
Under Swiss law, dividends are proposed by the Board and require approval by shareholders at a general meeting of shareholders. Aebi Schmidt’s auditors must also confirm that the dividend proposal is in accordance with Swiss law and the Articles. To the extent approved and subject to the resolution of the general meeting of shareholders, dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends are paid to shareholders in proportion to the par value of the relevant shares held. There are no dividend restrictions or special procedures for non-resident shareholders under Swiss law or the Articles. Dividends that have not been claimed within five years after the dividend date are booked as statutory retained earnings.
Repurchase of Common Shares
Swiss law limits the right of a company to hold or repurchase its own shares. Aebi Schmidt may purchase Common Shares only if and to the extent that (i) Aebi Schmidt has freely distributable reserves in the amount of the purchase price and (ii) the aggregate nominal amount (par value) of all Common Shares held by Aebi Schmidt and its subsidiaries does not exceed 10% of its share capital registered in the Thurgau Commercial Register. However, it is accepted that Aebi Schmidt may repurchase Common Shares beyond the statutory limit of 10% if the repurchased Common Shares are clearly earmarked for cancellation and such repurchase has been approved by the shareholders. Furthermore, according to Swiss accounting rules (which apply to the annual standalone financial statements prepared pursuant to Swiss law), Aebi Schmidt is required to recognize a minus position for Common Shares acquired by it, and if its subsidiaries acquire Common Shares, Aebi Schmidt is required to create a special reserve on its balance sheet, in each case in the amount of the purchase price of Common Shares acquired.

Common Shares held by Aebi Schmidt or its subsidiaries do not carry any voting rights at general meetings of shareholders, but are entitled to the economic benefits, including dividends, preemptive rights in share capital increases and advance subscription rights in the case of issuance of debt instruments with option rights, applicable to Common Shares generally.
Under the Swiss Code, Aebi Schmidt may not cancel Common Shares held in treasury without approval by Aebi Schmidt’s shareholders at a general meeting of shareholders.
Ordinary Capital Increase, Conditional Share Capital and Capital Band
Under Swiss law, the share capital of a company may be increased in consideration for contributions in cash by a resolution approved by holders of a majority of the votes cast at a general meeting of shareholders. An increase of the share capital against a consideration out of equity, against contributions in kind or by way of set-off against a receivable or the grant of special rights, or a share capital increase involving the exclusion of the preemptive rights of the shareholders, requires a resolution approved by holders of two-thirds of the votes represented (in person or represented by proxy) at the general meeting of shareholders.
Furthermore, under Swiss law, the shareholders of a company may empower its board of directors, by passing a resolution approved by holders of two-thirds of the votes represented (in person or represented by proxy) at the general meeting of shareholders, to issue shares of a specific aggregate nominal amount (up to a maximum amount of 50% of the share capital registered in the Thurgau Commercial Register at the time of the introduction of the conditional share capital) in the form of conditional share capital for the purpose of issuing shares to grant, among other things, (i) conversion rights or warrants to holders of convertible bonds or (ii) rights to employees of a company or affiliated companies to subscribe for new shares. The shareholders of a company at a general meeting of shareholders may also authorize its board of directors to increase or reduce the company’s share capital by introducing a capital band into the company’s articles of association, at any time within a maximum five-year period, by a maximum amount of up to 50% of the issued share capital as recorded in the Thurgau Commercial Register at the time of the introduction of the capital band.
Liquidation Rights
Under Swiss law, a company may be dissolved at any time by way of liquidation, or in the case of a merger under the Swiss Merger Act, based on a resolution approved by holders of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal amount (par value) of the shares represented at such meeting.
Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital or voting rights request dissolution and liquidation for certain specified reasons. Under Swiss law, any net proceeds arising out of a liquidation (after settlement of all the claims of the company’s creditors) are distributed in proportion to the paid-up nominal amount (par value) of shares held. Such proceeds are subject to Swiss withholding tax, except to the extent such proceeds are paid out of share capital (reducing the nominal amount (par value) of Common Shares) or capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law).
Other Rights and Preferences
Our Common Shares have no sinking fund or redemption provisions or preemptive, conversion or exchange rights.
Listing
Our Common Shares are traded on The Nasdaq Stock Market LLC under the trading symbol “AEBI.”

Exclusive Forum
The Articles provide that, except as set forth below, the exclusive jurisdiction for any disputes arising from company matters (including but not limited to disputes between individual shareholders and Aebi Schmidt or its corporate bodies, as well as between Aebi Schmidt and its corporate bodies, or between the corporate bodies themselves) is at the registered seat of Aebi Schmidt in Frauenfeld, Switzerland. The exclusive place of jurisdiction for any disputes arising under the Securities Act, the Exchange Act and any rules and regulations promulgated thereunder is the United States District Court for the Southern District of New York, except that if the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it, any other federal district court of the United States of America may hear such claims. Any person or entity purchasing or otherwise acquiring Common Shares will be deemed to have notice of and consented to the provisions of the Articles, including the exclusive forum provision.
Shareholder Approval of Compensation for Board of Directors, Executive Committee and Advisory Board
Swiss law requires that the shareholders of a Swiss company with securities listed on a stock exchange vote on the compensation of members of the company’s board of directors, executive committee and advisory board (if any). The aggregate amount of compensation of the Board and the aggregate amount of compensation of Aebi Schmidt’s executive committee will be subject to a binding say-on-pay vote by the shareholders of Aebi Schmidt.